Exhibit 99.1

Encana Corporation

Interim Condensed Consolidated Financial Statements

(unaudited)

For the period ended June 30, 2015

(U.S. Dollars)

Second quarter report

for the period ended June 30, 2015

Condensed Consolidated Statement of Earnings (unaudited)		Three Months Ended June 30,		Six Months Ended June 30,
($ millions, except per share amounts)		2015	2014	2015	2014
Revenues, Net of Royalties	(Note 3)	$830	$1,588	$2,079	$3,480
Expenses	(Note 3)
Production and mineral taxes		26	33	45	80
Transportation and processing		300	400	640	779
Operating		209	178	398	367
Purchased product		79	142	200	370
Depreciation, depletion and amortization		394	400	860	818
Impairments	(Note 9)	2,081	—	3,997	—
Accretion of asset retirement obligation	(Note 12)	11	13	23	26
Administrative	(Note 17)	84	98	156	200
Interest	(Note 6)	278	122	403	269
Foreign exchange (gain) loss, net	(Note 7)	(86)	(172)	570	52
(Gain) loss on divestitures	(Note 5)	(2)	(204)	(16)	(203)
Other		4	8	5	8

		3,378	1,018	7,281	2,766

Net Earnings (Loss) Before Income Tax		(2,548)	570	(5,202)	714
Income tax expense (recovery)	(Note 8)	(938)	289	(1,885)	317

Net Earnings (Loss)		(1,610)	281	(3,317)	397

Net earnings attributable to noncontrolling interest	(Note 15)	—	(10)	—	(10)

Net Earnings (Loss) Attributable to Common Shareholders		$(1,610)	$271	$(3,317)	$387

Net Earnings (Loss) per Common Share
Basic & Diluted	(Note 13)	$(1.91)	$0.37	$(4.15)	$0.52

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
($ millions)		2015	2014	2015	2014
Net Earnings (Loss)		$(1,610)	$281	$(3,317)	$397
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 14)	(53)	(2)	425	22
Pension and other post-employment benefit plans	(Notes 14, 19)	—	—	1	—

Other Comprehensive Income (Loss)		(53)	(2)	426	22

Comprehensive Income (Loss)		(1,663)	279	(2,891)	419
Comprehensive Income Attributable to Noncontrolling Interest	(Note 15)	—	(10)	—	(10)

Comprehensive Income (Loss) Attributable to Common Shareholders		$(1,663)	$269	$(2,891)	$409

See accompanying Notes to Condensed Consolidated Financial Statements

	1	Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Condensed Consolidated Balance Sheet (unaudited)

($ millions)		As at June 30, 2015	As at December 31, 2014
Assets
Current Assets
Cash and cash equivalents		$496	$338
Accounts receivable and accrued revenues		751	1,307
Risk management	(Note 21)	330	707
Income tax receivable		408	509
Deferred income taxes		112	—

		2,097	2,861
Property, Plant and Equipment, at cost:	(Note 9)
Natural gas and oil properties, based on full cost accounting
Proved properties		42,084	42,615
Unproved properties		5,855	6,133
Other		2,478	2,711

Property, plant and equipment		50,417	51,459
Less: Accumulated depreciation, depletion and amortization		(37,088)	(33,444)

Property, plant and equipment, net	(Note 3)	13,329	18,015

Cash in Reserve		1	73
Other Assets		366	394
Risk Management	(Note 21)	11	65
Deferred Income Taxes		377	296
Goodwill	(Notes 3, 4, 5)	2,862	2,917

	(Note 3)	$19,043	$24,621

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$1,744	$2,243
Income tax payable		2	15
Risk management	(Note 21)	26	20
Deferred income taxes		35	128

		1,807	2,406
Long-Term Debt	(Note 10)	6,112	7,340
Other Liabilities and Provisions	(Note 11)	2,268	2,484
Risk Management	(Note 21)	15	7
Asset Retirement Obligation	(Note 12)	765	870
Deferred Income Taxes		259	1,829

		11,226	14,936

Commitments and Contingencies	(Note 22)
Shareholders’ Equity
Share capital—authorized unlimited common shares, without par value
2015 issued and outstanding: 842.5 million shares (2014: 741.2 million shares)	(Note 13)	3,580	2,450
Paid in surplus	(Notes 15, 18)	1,358	1,358
Retained earnings		1,764	5,188
Accumulated other comprehensive income	(Note 14)	1,115	689

Total Shareholders’ Equity		7,817	9,685

		$19,043	$24,621

See accompanying Notes to Condensed Consolidated Financial Statements

	2	Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

Six Months Ended June 30, 2015 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Shareholders’ Equity
Balance, December 31, 2014		$2,450	$1,358	$5,188	$689	$—	$9,685
Net Earnings (Loss)		—	—	(3,317)	—	—	(3,317)
Dividends on Common Shares	(Note 13)	—	—	(107)	—	—	(107)
Common Shares Issued	(Note 13)	1,098	—	—	—	—	1,098
Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	32	—	—	—	—	32
Other Comprehensive Income	(Note 14)	—	—	—	426	—	426

Balance, June 30, 2015		$3,580	$1,358	$1,764	$1,115	$—	$7,817

Six Months Ended June 30, 2014 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Shareholders’ Equity
Balance, December 31, 2013		$2,445	$15	$2,003	$684	$—	$5,147
Share-Based Compensation	(Note18)	—	(1)	—	—	—	(1)
Net Earnings		—	—	387	—	10	397
Dividends on Common Shares	(Note 13)	—	—	(104)	—	—	(104)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	3	—	—	—	—	3
Other Comprehensive Income	(Note 14)	—	—	—	22	—	22
Sale of Noncontrolling Interest	(Note 15)	—	1,354	—	—	117	1,471
Distributions to Noncontrolling Interest Owners	(Note 15)	—	—	—	—	(6)	(6)

Balance, June 30, 2014		$2,448	$1,368	$2,286	$706	$121	$6,929

See accompanying Notes to Condensed Consolidated Financial Statements

	3	Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
($ millions)		2015	2014	2015	2014
Operating Activities
Net earnings (loss)		$(1,610)	$281	$(3,317)	$397
Depreciation, depletion and amortization		394	400	860	818
Impairments	(Note 9)	2,081	—	3,997	—
Accretion of asset retirement obligation	(Note 12)	11	13	23	26
Deferred income taxes	(Note 8)	(903)	308	(1,866)	320
Unrealized (gain) loss on risk management	(Note 21)	278	(9)	414	276
Unrealized foreign exchange (gain) loss	(Note 7)	(245)	(178)	314	19
Foreign exchange on settlements	(Note 7)	137	1	235	27
(Gain) loss on divestitures	(Note 5)	(2)	(204)	(16)	(203)
Other		40	44	32	70
Net change in other assets and liabilities		7	(8)	—	(17)
Net change in non-cash working capital		110	119	104	(23)

Cash From (Used in) Operating Activities		298	767	780	1,710

Investing Activities
Capital expenditures	(Note 3)	(743)	(560)	(1,479)	(1,071)
Acquisitions	(Note 5)	(3)	(2,923)	(38)	(2,946)
Proceeds from divestitures	(Note 5)	143	2,271	1,016	2,318
Cash in reserve		43	(215)	72	(212)
Net change in investments and other		(121)	(62)	16	(24)

Cash From (Used in) Investing Activities		(681)	(1,489)	(413)	(1,935)

Financing Activities
Net issuance (repayment) of revolving long-term debt		186	—	120	—
Repayment of long-term debt	(Note 10)	(1,302)	(232)	(1,302)	(1,002)
Issuance of common shares	(Note 13)	—	—	1,088	—
Dividends on common shares	(Note 13)	(37)	(50)	(75)	(101)
Proceeds from sale of noncontrolling interest	(Note 15)	—	1,471	—	1,471
Capital lease payments and other financing arrangements	(Note 11)	(17)	(18)	(33)	(42)

Cash From (Used in) Financing Activities		(1,170)	1,171	(202)	326

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		19	47	(7)	(9)

Increase (Decrease) in Cash and Cash Equivalents		(1,534)	496	158	92
Cash and Cash Equivalents, Beginning of Period		2,030	2,162	338	2,566

Cash and Cash Equivalents, End of Period		$496	$2,658	$496	$2,658

Cash, End of Period		$86	$107	$86	$107
Cash Equivalents, End of Period		410	2,551	410	2,551

Cash and Cash Equivalents, End of Period		$496	$2,658	$496	$2,658

See accompanying Notes to Condensed Consolidated Financial Statements

	4	Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation and Principles of Consolidation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. The noncontrolling interest represented the third party equity ownership in a former consolidated subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”) as presented in the Condensed Consolidated Statement of Changes in Shareholders’ Equity. See Note 15 for further details regarding the noncontrolling interest. All intercompany balances and transactions are eliminated on consolidation. Undivided interests in natural gas and oil exploration and production joint ventures and partnerships are consolidated on a proportionate basis. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2014, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2014.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2015, Encana adopted Accounting Standards Update (“ASU”) 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” as issued by the Financial Accounting Standards Board (“FASB”). The update amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments have been applied prospectively and have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements.

	5	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

2. Recent Accounting Pronouncements (continued)

New Standards Issued Not Yet Adopted

As of January 1, 2016, Encana will be required to adopt the following pronouncements issued by the FASB:

•	ASU 2014-12, “Compensation—Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period”. The update requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•	ASU 2015-02, “Amendments to the Consolidation Analysis”. The update requires limited partnerships and similar entities to be evaluated under the variable interest and voting interest models, eliminate the presumption that a general partner should consolidate a limited partnership, and simplify the identification of variable interests and related effect on the primary beneficiary criterion when fees are paid to a decision maker. The amendments can be applied using either a full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the amendments on the Company’s Consolidated Financial Statements.

•	ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. The update requires debt issuance costs to be presented on the balance sheet as a deduction from the carrying amount of the related liability. Previously, debt issuance costs were presented as a deferred charge within assets. The amendments will be applied retrospectively. As at June 30, 2015, $34 million of debt issuance costs were presented in Other Assets on the Company’s interim Condensed Consolidated Balance Sheet ($39 million as at December 31, 2014).

As of January 1, 2017, Encana will be required to adopt ASU 2014-09, “Revenue from Contracts with Customers” under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, “Revenue Recognition”, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

	6	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended June 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties	$387	$754	$629	$638	$88	$160
Expenses
Production and mineral taxes	—	4	26	29	—	—
Transportation and processing	171	225	144	177	—	—
Operating	45	78	151	79	8	13
Purchased product	—	—	—	—	79	142

	171	447	308	353	1	5
Depreciation, depletion and amortization	68	165	301	203	—	1
Impairments	—	—	2,081	—	—	—

	$103	$282	$(2,074)	$150	$1	$4

	Corporate & Other		Consolidated
	2015	2014	2015	2014
Revenues, Net of Royalties	$(274)	$36	$830	$1,588
Expenses
Production and mineral taxes	—	—	26	33
Transportation and processing	(15)	(2)	300	400
Operating	5	8	209	178
Purchased product	—	—	79	142

	(264)	30	216	835
Depreciation, depletion and amortization	25	31	394	400
Impairments	—	—	2,081	—

	$(289)	$(1)	(2,259)	435

Accretion of asset retirement obligation			11	13
Administrative			84	98
Interest			278	122
Foreign exchange (gain) loss, net			(86)	(172)
(Gain) loss on divestitures			(2)	(204)
Other			4	8

			289	(135)

Net Earnings (Loss) Before Income Tax			(2,548)	570
Income tax expense (recovery)			(938)	289

Net Earnings (Loss)			(1,610)	281
Net earnings attributable to noncontrolling interest			—	(10)

Net Earnings (Loss) Attributable to Common Shareholders			$(1,610)	$271

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties	$1,117	$1,781	$(1,029)	$(1,621)	$88	$160
Expenses
Transportation and processing	89	123	(89)	(123)	—	—
Operating	8	19	—	(6)	8	13
Purchased product	1,019	1,633	(940)	(1,491)	79	142

Operating Cash Flow	$1	$6	$—	$(1)	$1	$5

	7	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the six months ended June 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties	$1,019	$1,947	$1,217	$1,351	$227	$404
Expenses
Production and mineral taxes	—	9	45	71	—	—
Transportation and processing	348	440	299	340	—	—
Operating	87	170	276	153	24	26
Purchased product	—	—	—	—	200	370

	584	1,328	597	787	3	8
Depreciation, depletion and amortization	173	337	637	415	—	4
Impairments	—	—	3,997	—	—	—

	$411	$991	$(4,037)	$372	$3	$4

	Corporate & Other		Consolidated
	2015	2014	2015	2014
Revenues, Net of Royalties	$(384)	$(222)	$2,079	$3,480
Expenses
Production and mineral taxes	—	—	45	80
Transportation and processing	(7)	(1)	640	779
Operating	11	18	398	367
Purchased product	—	—	200	370

	(388)	(239)	796	1,884
Depreciation, depletion and amortization	50	62	860	818
Impairments	—	—	3,997	—

	$(438)	$(301)	(4,061)	1,066

Accretion of asset retirement obligation			23	26
Administrative			156	200
Interest			403	269
Foreign exchange (gain) loss, net			570	52
(Gain) loss on divestitures			(16)	(203)
Other			5	8

			1,141	352

Net Earnings (Loss) Before Income Tax			(5,202)	714
Income tax expense (recovery)			(1,885)	317

Net Earnings (Loss)			(3,317)	397
Net earnings attributable to noncontrolling interest			—	(10)

Net Earnings (Loss) Attributable to Common Shareholders			$(3,317)	$387

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2015	2014	2015	2014	2015	2014
Revenues, Net of Royalties	$2,282	$4,008	$(2,055)	$(3,604)	$227	$404
Expenses
Transportation and processing	184	250	(184)	(250)	—	—
Operating	24	44	—	(18)	24	26
Purchased product	2,071	3,703	(1,871)	(3,333)	200	370

Operating Cash Flow	$3	$11	$—	$(3)	$3	$8

	8	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Canadian Operations	$114	$350	$265	$631
USA Operations	628	206	1,211	432
Market Optimization	—	1	—	2
Corporate & Other	1	3	3	6

	$743	$560	$1,479	$1,071

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Canadian Operations	$733	$788	$1,320	$2,338	$2,413	$3,632
USA Operations	2,129	2,129	10,311	13,817	12,749	16,800
Market Optimization	—	—	1	1	35	181
Corporate & Other	—	—	1,697	1,859	3,846	4,008

	$2,862	$2,917	$13,329	$18,015	$19,043	$24,621

4. Business Combinations

Eagle Ford Acquisition

On June 20, 2014, Encana completed the acquisition of properties located in the Eagle Ford shale formation for approximately $2.9 billion, after closing adjustments. The acquisition included an interest in certain producing properties and undeveloped lands in the Karnes, Wilson and Atascosa counties of south Texas. Encana funded the acquisition with cash on hand. Transaction costs of approximately $9 million were included in other expenses.

Athlon Energy Inc. Acquisition

On November 13, 2014, Encana completed the acquisition of all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) for $5.93 billion, or $58.50 per share. In addition, Encana assumed Athlon’s $1.15 billion senior notes and repaid and terminated Athlon’s credit facility with indebtedness outstanding of $335 million. Encana funded the acquisition of Athlon with cash on hand. Transaction costs of approximately $31 million were included in other expenses. Following completion of the acquisition, Athlon’s $1.15 billion senior notes were redeemed in accordance with the provisions of the governing indentures. Athlon’s operations focused on the acquisition and development of oil and gas properties located in the Permian Basin in Texas.

	9	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Business Combinations (continued)

Purchase Price Allocations

The transactions were accounted for under the acquisition method, which requires that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The purchase price allocations, representing consideration paid and the fair values of the assets acquired and liabilities assumed as of the acquisition date, are shown in the table below.

Purchase Price Allocation	Eagle Ford (1)	Athlon (2, 3)
Assets Acquired:
Cash	$—	$2
Accounts receivable and other current assets	4	133
Risk management	—	80
Proved properties	2,873	2,124
Unproved properties	78	5,338
Other property, plant and equipment	—	2
Other assets	—	2
Goodwill	—	1,724
Liabilities Assumed:
Accounts payable and accrued liabilities	—	(195)
Long-term debt, including revolving credit facility	—	(1,497)
Asset retirement obligation	(32)	(25)
Deferred income taxes	—	(1,724)

Total Purchase Price	$2,923	$5,964

(1)	The purchase price allocation for Eagle Ford is finalized.
(2)	The purchase price allocation for Athlon is preliminary. There were no changes during the first or second quarters of 2015.
(3)	The purchase price includes cash consideration paid for issued and outstanding shares of common stock of Athlon of $58.50 per share totaling $5.93 billion, as well as payments to terminate certain employment agreements with Athlon’s management and payments for certain other existing obligations of Athlon.

The Company used the income approach valuation technique for the fair value of assets acquired and liabilities assumed. The carrying amounts of cash, accounts receivable and other current assets, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of the instruments. The fair values of the risk management assets and long-term debt, including the revolving credit facility, are categorized within Level 2 of the fair value hierarchy and were determined using quoted prices and rates from an available pricing source. The fair values of the proved and unproved properties, other property, plant and equipment, other assets, goodwill, and asset retirement obligation are categorized within Level 3 and were determined using relevant market assumptions, including discount rates, future commodity prices and costs, timing of development activities, projections of oil and gas reserves, and estimates to abandon and reclaim producing wells.

Goodwill arose from the Athlon acquisition primarily from the requirement to recognize deferred taxes on the difference between the fair value of the assets acquired and liabilities assumed and the respective carry-over tax basis. Goodwill is not amortized and is not deductible for tax purposes.

	10	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4. Business Combinations (continued)

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information combines the historical financial results of Encana with Eagle Ford and Athlon, and has been prepared assuming the acquisitions occurred on January 1, 2014. The pro forma information is not intended to reflect the actual results of operations that would have occurred if the business combinations had been completed at the date indicated. In addition, the pro forma information does not project Encana’s results of operations for any future period. The Company’s consolidated results for the six months ended June 30, 2015 include the results from Eagle Ford and Athlon.

Six Months Ended June 30, 2014 ($ millions, except per share amounts)	Eagle Ford	Athlon
Revenues, Net of Royalties	$4,221	$3,678
Net Earnings	$650	$377
Net Earnings per Common Share Basic & Diluted	$0.88	$0.51

5. Acquisitions and Divestitures

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Acquisitions
Canadian Operations	$1	$—	$1	$2
USA Operations	2	2,923	3	2,944
Corporate & Other	—	—	34	—

Total Acquisitions	3	2,923	38	2,946

Divestitures
Canadian Operations	(50)	(89)	(879)	(121)
USA Operations	(87)	(2,156)	(84)	(2,170)
Corporate & Other	(6)	(26)	(53)	(27)

Total Divestitures	(143)	(2,271)	(1,016)	(2,318)

Net Acquisitions & (Divestitures)	$(140)	$652	$(978)	$628

Acquisitions

During the three and six months ended June 30, 2014, acquisitions primarily included the purchase of certain properties in the Eagle Ford shale formation in south Texas as described in Note 4.

Divestitures

For the three and six months ended June 30, 2015, divestitures in the Canadian Operations were $50 million and $879 million, respectively (2014—$89 million and $121 million, respectively). Divestitures primarily included the sale of certain assets included in Wheatland located in central and southern Alberta for proceeds of approximately C$558 million ($468 million), after closing adjustments, the sale of certain natural gas gathering and compression assets in the Montney area of northeastern British Columbia for proceeds of approximately C$454 million ($358 million), after closing adjustments and the sale of land and properties that do not complement Encana’s existing portfolio of assets.

For the three and six months ended June 30, 2015, divestitures in the USA Operations were $87 million and $84 million, respectively, which primarily included the sale of land and properties that do not complement Encana’s existing portfolio of assets. During the three and six months ended June 30, 2014, divestitures in the USA Operations were $2,156 million and $2,170 million, respectively, which primarily included the sale of the Jonah properties for proceeds of approximately $1,639 million and the sale of certain properties in East Texas for proceeds of approximately $427 million, after closing adjustments.

The proved reserves associated with the Jonah divestiture exceeded 25 percent of Encana’s proved reserves in the U.S. cost centre. The carrying amount of the assets was deducted from the full cost pool and the remainder of the proceeds was recognized as a gain on sale of approximately $212 million, before tax. For divestitures that result in a gain or loss on sale and constitute a business, goodwill is assigned to the transaction. Accordingly, goodwill of $68 million was allocated to the Jonah divestiture.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for the Jonah divestiture as noted above.

For the six months ended June 30, 2015, Corporate and Other acquisitions and divestitures primarily includes the purchase and subsequent sale of the Encana Place office building located in Calgary, which resulted in a gain on divestiture of approximately $12 million.

	11	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

6. Interest

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Interest Expense on:
Debt	$248	$96	$343	$208
The Bow office building	18	19	34	38
Capital leases	6	10	15	19
Other	6	(3)	11	4

	$278	$122	$403	$269

Interest Expense on Debt for the three and six months ended June 30, 2015 includes a one-time interest payment of approximately $165 million resulting from the early redemption of the Company’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018 as discussed in Note 10.

7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(123)	$(184)	$341	$20
Translation of U.S. dollar risk management contracts issued from Canada	6	6	(29)	(1)
Translation of intercompany notes	(128)	—	2	—

	(245)	(178)	314	19
Foreign Exchange on Settlements	137	1	235	27
Other Monetary Revaluations	22	5	21	6

	$(86)	$(172)	$570	$52

Foreign Exchange on Settlements includes foreign exchange on intercompany transactions and foreign exchange on settlement of long-term debt previously reported in Other Monetary Revaluations.

8. Income Taxes

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Current Tax
Canada	$(38)	$(27)	$(25)	$(20)
United States	2	4	3	7
Other countries	1	4	3	10

Total Current Tax Expense (Recovery)	(35)	(19)	(19)	(3)

Deferred Tax
Canada	(155)	224	(478)	228
United States	(879)	69	(1,639)	71
Other countries	131	15	251	21

Total Deferred Tax Expense (Recovery)	(903)	308	(1,866)	320

	$(938)	$289	$(1,885)	$317

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes, including the 2015 Alberta general corporate income tax rate increase, and amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions, and partnership tax allocations in excess of funding.

	12	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Property, Plant and Equipment, Net

	As at June 30, 2015			As at December 31, 2014
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net
Canadian Operations
Proved properties	$16,361	$(15,581)	$780	$18,271	$(16,566)	$1,705
Unproved properties	420	—	420	478	—	478
Other	120	—	120	155	—	155

	16,901	(15,581)	1,320	18,904	(16,566)	2,338

USA Operations
Proved properties	25,662	(20,891)	4,771	24,279	(16,260)	8,019
Unproved properties	5,435	—	5,435	5,655	—	5,655
Other	105	—	105	143	—	143

	31,202	(20,891)	10,311	30,077	(16,260)	13,817

Market Optimization	8	(7)	1	8	(7)	1
Corporate & Other	2,306	(609)	1,697	2,470	(611)	1,859

	$50,417	$(37,088)	$13,329	$51,459	$(33,444)	$18,015

(1)	Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $128 million which have been capitalized during the six months ended June 30, 2015 (2014—$195 million). Included in Corporate and Other are $61 million ($65 million as at December 31, 2014) of international property costs, which have been fully impaired.

For the three and six months ended June 30, 2015, the Company recognized before-tax ceiling test impairments of $2,081 million and $3,997 million, respectively (2014—nil) in the U.S. cost centre, which are included within accumulated DD&A in the table above. The impairments resulted primarily from the decline in the 12-month average trailing commodity prices which reduced proved reserves volumes and values. There were no ceiling test impairments in the Canadian cost centre for the three and six months ended June 30, 2015 (2014—nil).

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)
12-Month Average Trailing Reserves Pricing June 30, 2015	3.38	3.32	71.68	75.58
December 31, 2014	4.34	4.63	94.99	96.40
June 30, 2014	4.10	4.11	100.27	98.20

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia at which time the Company recorded a capital lease asset and a corresponding capital lease obligation related to the Production Field Centre (“PFC”). Variable interests related to the PFC are described in Note 16.

As at June 30, 2015, the total carrying value of assets under capital lease was $443 million ($547 million as at December 31, 2014). Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 11.

	13	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Property, Plant and Equipment, Net (continued)

Other Arrangement

As at June 30, 2015, Corporate and Other property, plant and equipment and total assets include a carrying value of $1,319 million ($1,431 million as at December 31, 2014) related to The Bow office building, which is under a 25-year lease agreement. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 11.

10. Long-Term Debt

	C$ Principal Amount	As at June 30, 2015	As at December 31, 2014
Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$—	$—	$647

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings		1,397	1,277
U.S. Unsecured Notes
5.90% due December 1, 2017		—	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

		6,097	6,677

Total Principal		6,097	7,324
Increase in Value of Debt Acquired		31	34
Debt Discounts		(16)	(18)
Current Portion of Long-Term Debt		—	—

		$6,112	$7,340

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at June 30, 2015, total long-term debt had a carrying value of $6,112 million and a fair value of $6,448 million (as at December 31, 2014—carrying value of $7,340 million and a fair value of $7,788 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

On March 5, 2015, Encana provided notice to note holders that it would redeem the Company’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018. On April 6, 2015, the Company used net proceeds from the common shares issued, as disclosed in Note 13, and cash on hand to complete the note redemptions. In conjunction with the early note redemptions, the Company incurred a one-time interest payment of approximately $165 million as discussed in Note 6.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

	14	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

11. Other Liabilities and Provisions

	As at June 30, 2015	As at December 31, 2014
The Bow Office Building (See Note 9)	$1,378	$1,486
Capital Lease Obligations (See Note 9)	416	473
Unrecognized Tax Benefits	245	279
Pensions and Other Post-Employment Benefits	153	144
Long-Term Incentives (See Note 18)	32	70
Other	44	32

	$2,268	$2,484

The Bow Office Building

As described in Note 9, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2015	2016	2017	2018	2019	Thereafter	Total
Expected Future Lease Payments	$37	$75	$76	$76	$77	$1,538	$1,879

Sublease Recoveries	$(18)	$(37)	$(37)	$(38)	$(38)	$(755)	$(923)

Capital Lease Obligations

As described in Note 9, the Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform. Variable interests related to the PFC are described in Note 16.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2015	2016	2017	2018	2019	Thereafter	Total
Expected Future Lease Payments	$49	$98	$99	$99	$99	$232	$676
Less Amounts Representing Interest	21	40	36	32	28	47	204

Present Value of Expected Future Lease Payments	$28	$58	$63	$67	$71	$185	$472

	15	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Asset Retirement Obligation

	As at June 30, 2015	As at December 31, 2014
Asset Retirement Obligation, Beginning of Year	$913	$966
Liabilities Incurred and Acquired (See Note 4)	12	85
Liabilities Settled and Divested	(113)	(188)
Change in Estimated Future Cash Outflows	—	35
Accretion Expense	23	52
Foreign Currency Translation	(28)	(37)

Asset Retirement Obligation, End of Period	$807	$913

Current Portion	$42	$43
Long-Term Portion	765	870

	$807	$913

13. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares and Class A preferred shares limited to a number equal to not more than 20 percent of the issued and outstanding number of common shares.

Issued and Outstanding

	As at June 30, 2015		As at December 31, 2014
	Number (millions)	Amount	Number (millions)	Amount
Common Shares Outstanding, Beginning of Year	741.2	$2,450	740.9	$2,445
Common Shares Issued	98.4	1,098	—	—
Common Shares Issued Under Dividend Reinvestment Plan	2.9	32	0.3	5

Common Shares Outstanding, End of Period	842.5	$3,580	741.2	$2,450

On March 5, 2015, Encana filed a prospectus supplement (the “Share Offering”) to the Company’s base shelf prospectus for the issuance of 85,616,500 common shares and granted an over-allotment option for up to an additional 12,842,475 common shares at a price of C$14.60 per common share, pursuant to an underwriting agreement. The aggregate gross proceeds from the Share Offering were approximately C$1.44 billion ($1.13 billion). After deducting underwriter’s fees and costs of the Share Offering, the net proceeds received were approximately C$1.39 billion ($1.09 billion).

During the six months ended June 30, 2015, Encana issued 2,872,237 common shares totaling $32 million under the Company’s dividend reinvestment plan (“DRIP”). During the twelve months ended December 31, 2014, Encana issued 240,839 common shares totaling $5 million under the DRIP.

Dividends

During the three months ended June 30, 2015, Encana paid dividends of $0.07 per common share totaling $55 million (2014—$0.07 per common share totaling $52 million). During the six months ended June 30, 2015, Encana paid dividends of $0.14 per common share totaling $107 million (2014—$0.14 per common share totaling $104 million). Common shares issued as part of the Share Offering as described above were not eligible to receive the dividend paid on March 31, 2015.

For the three and six months ended June 30, 2015, the dividends paid included $18 million and $32 million, respectively, in common shares issued in lieu of cash dividends under the DRIP (for the three and six months ended June 30, 2014—$2 million and $3 million, respectively).

	16	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13. Share Capital (continued)

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(millions, except per share amounts)	2015	2014	2015	2014
Net Earnings (Loss) Attributable to Common Shareholders	$(1,610)	$271	$(3,317)	$387
Number of Common Shares:
Weighted average common shares outstanding—Basic	841.2	741.0	799.5	741.0
Effect of dilutive securities	—	—	—	—

Weighted average common shares outstanding—Diluted	841.2	741.0	799.5	741.0

Net Earnings (Loss) per Common Share
Basic	$(1.91)	$0.37	$(4.15)	$0.52
Diluted	$(1.91)	$0.37	$(4.15)	$0.52

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. All options outstanding as at June 30, 2015 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.

In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

	17	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Accumulated Other Comprehensive Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Foreign Currency Translation Adjustment
Balance, Beginning of Period	$1,193	$717	$715	$693
Current Period Change in Foreign Currency Translation Adjustment	(53)	(2)	425	22

Balance, End of Period	$1,140	$715	$1,140	$715

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Period	$(25)	$(9)	$(26)	$(9)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 19)	—	—	1	—
Income Taxes	—	—	—	—

Balance, End of Period	$(25)	$(9)	$(25)	$(9)

Total Accumulated Other Comprehensive Income	$1,115	$706	$1,115	$706

15. Noncontrolling Interest

Initial Public Offering of Common Shares of PrairieSky

On May 29, 2014, Encana completed an initial public offering (“IPO”) of 52.0 million common shares of PrairieSky at a price of C$28.00 per common share for gross proceeds of approximately C$1.46 billion. On June 3, 2014, the over-allotment option granted to the underwriters to purchase up to an additional 7.8 million common shares was exercised in full for gross proceeds of approximately C$218.4 million. Encana received aggregate gross proceeds from the IPO of approximately C$1.67 billion ($1.54 billion). As at June 30, 2014, Encana owned 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest. Accordingly, Encana consolidated 100 percent of the financial position and results of operations of PrairieSky and recognized a noncontrolling interest for the third party ownership.

The noncontrolling interest in the former consolidated subsidiary, PrairieSky, was reflected as a separate component in the Condensed Consolidated Statement of Changes in Shareholders’ Equity for the six months ended June 30, 2014. Encana recorded $117 million of the proceeds from the IPO as a noncontrolling interest and the remainder of the proceeds of $1,427 million, less transaction costs of $73 million, was recognized as paid in surplus as at June 30, 2014. For the three and six months ended June 30, 2014, net earnings and comprehensive income of $10 million were attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Earnings and Condensed Consolidated Statement of Comprehensive Income, respectively.

Distributions to Noncontrolling Interest Owners

On June 18, 2014, PrairieSky declared a dividend of C$0.1058 per common share payable on July 15, 2014 to PrairieSky common shareholders totaling $13 million, of which $6 million was attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Changes in Shareholders’ Equity.

Secondary Public Offering of Common Shares of PrairieSky

On September 26, 2014, Encana completed the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share, for aggregate gross proceeds to Encana of approximately C$2.6 billion. Following the completion of the secondary offering, Encana no longer held an interest in PrairieSky.

	18	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

16. Variable Interest Entities

Production Field Centre

In 2008, Encana entered into a contract for the design, construction and operation of the PFC at its Deep Panuke facility. Upon commencement of operations in December 2013, Encana recognized the PFC as a capital lease asset as described in Note 9. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021.

As a result of the purchase option and fixed price renewal options, Encana has determined it holds variable interests and that the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Encana is not required to provide any financial support or guarantees to the leasing entity or its affiliates, other than the contractual payments under the lease and operating agreements. Encana’s maximum exposure to loss is the expected lease payments over the initial contract term. As at June 30, 2015, Encana’s capital lease obligation of $404 million ($462 million as at December 31, 2014) related to the PFC.

Veresen Midstream Limited Partnership

On March 31, 2015, Encana, along with the Cutbank Ridge Partnership (“CRP”), entered into natural gas gathering and compression agreements with Veresen Midstream Limited Partnership (“VMLP”), under an initial term of 30 years with two potential five-year renewal terms. As part of the agreement, VMLP agreed to undertake expansion of future midstream services in support of Encana and the CRP’s development of the Montney play. In addition, VMLP will also provide to Encana and the CRP natural gas gathering and processing under existing agreements that were contributed to VMLP by its partner Veresen Inc., with remaining terms of 17 years and up to a potential maximum of 10 one-year renewal terms.

Encana has determined that VMLP is a VIE and that Encana holds variable interests in VMLP. Encana is not the primary beneficiary as the Company does not have the power to direct the activities that most significantly impact VMLP’s economic performance. These key activities relate to the construction, operation, maintenance and marketing of the assets owned by VMLP. The variable interests arise from certain terms under the long-term service agreements which include: i) a take or pay for volumes committed to certain gathering and processing assets; ii) an operating fee of which a portion can be converted into a take or pay once VMLP assumes operatorship of certain compression assets; and iii) a potential payout of minimum costs associated with certain gathering and compression assets. The potential payout of minimum costs will be assessed in the eighth year of the assets’ service period and is based on whether there is an overall shortfall of total system cash flows from natural gas gathered and compressed under certain service agreements. The potential payout amount can be reduced in the event VMLP markets unutilized capacity to third party users. Encana is not required to provide any financial support or guarantees to VMLP.

The total maximum exposure to loss as a result of Encana’s involvement with VMLP is estimated to be $1,215 million as at June 30, 2015 and is based on the future take or pay for volumes committed to certain gathering and processing assets and the potential payout of minimum costs associated with certain gathering and compression assets. The total maximum exposure to loss associated with the potential payout requirement is highly uncertain as the payout amount is contingent on future production estimates, pace of development and capacity contracted to third parties. As at June 30, 2015, there were no accounts payable and accrued liabilities outstanding related to the take or pay commitment. The take or pay for volumes committed to certain gathering and processing agreements are included in Note 22.

	19	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the Company’s strategy. Since the announcement, the Company has incurred restructuring charges primarily related to severance costs totaling $125 million, of which $2 million remains accrued as at June 30, 2015. Total restructuring charges are expected to be approximately $135 million before tax. For the six months ended June 30, 2015, $1 million in restructuring charges were incurred (2014—$22 million). The remaining restructuring charges of approximately $10 million are anticipated to be incurred during the remainder of 2015. Restructuring charges are included in administrative expense in the Condensed Consolidated Statement of Earnings.

During the second quarter of 2015, Encana revised its plans to align the organizational structure in continued support of the Company’s strategy. Additional transition and severance costs are expected to total approximately $58 million before tax. For the six months ended June 30, 2015, costs of $30 million were incurred, of which $13 million remains accrued. The remaining transition and severance costs of approximately $28 million are expected to be incurred during the remainder of 2015.

18. Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. These primarily include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at June 30, 2015, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units		Encana C$ Share Units
Risk Free Interest Rate		0.56%		0.56%
Dividend Yield		2.54%		2.51%
Expected Volatility Rate		30.71%		28.54%
Expected Term		1.7 yrs		1.8 yrs
Market Share Price	US$	11.02	C$	13.77

	20	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Compensation Plans (continued)

The Company has recognized the following share-based compensation costs:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Compensation Costs of Transactions Classified as Cash-Settled	$13	$57	$7	$129
Compensation Costs of Transactions Classified as Equity-Settled (1)	—	1	—	(1)

Total Share-Based Compensation Costs	13	58	7	128
Less: Total Share-Based Compensation Costs Capitalized	(5)	(20)	(2)	(46)

Total Share-Based Compensation Expense	$8	$38	$5	$82

Recognized on the Condensed Consolidated Statement of Earnings in:
Operating expense	$3	$16	$1	$36
Administrative expense	5	22	4	46

	$8	$38	$5	$82

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

As at June 30, 2015, the liability for share-based payment transactions totaled $95 million ($99 million as at December 31, 2014), of which $63 million ($29 million as at December 31, 2014) is recognized in accounts payable and accrued liabilities in the Condensed Consolidated Balance Sheet.

	As at June 30, 2015	As at December 31, 2014
Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$79	$78
Vested	16	21

	$95	$99

The following units were granted primarily in conjunction with the Company’s March annual long-term incentive award. The TSARs and SARs were granted at the volume-weighted average trading price of Encana’s common shares for the five days prior to the grant date.

Six Months Ended June 30, 2015 (thousands of units)
TSARs	1,934
SARs	1,444
PSUs	2,319
DSUs	172
RSUs	6,557

	21	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the six months ended June 30 as follows:

	Pension Benefits		OPEB		Total
	2015	2014	2015	2014	2015	2014
Defined Benefit Plan Expense	$1	$—	$7	$6	$8	$6
Defined Contribution Plan Expense	15	17	—	—	15	17

Total Benefit Plans Expense	$16	$17	$7	$6	$23	$23

Of the total benefit plans expense, $18 million (2014—$17 million) was included in operating expense and $5 million (2014—$6 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the six months ended June 30 are as follows:

	Pension Benefits		OPEB		Total
	2015	2014	2015	2014	2015	2014
Current Service Costs	$2	$2	$5	$4	$7	$6
Interest Cost	5	6	2	2	7	8
Expected Return On Plan Assets	(7)	(8)	—	—	(7)	(8)
Amounts Reclassified From Accumulated Other Comprehensive Income:
Amortization of net actuarial (gains) and losses	1	—	—	—	1	—

Total Defined Benefit Plan Expense	$1	$—	$7	$6	$8	$6

The amounts recognized in other comprehensive income for the six months ended June 30 are as follows:

	Pension Benefits		OPEB		Total
	2015	2014	2015	2014	2015	2014
Total Amounts Recognized in Other Comprehensive (Income) Loss, Before Tax	$(1)	$—	$—	$—	$(1)	$—

Total Amounts Recognized in Other Comprehensive (Income) Loss, After Tax	$(1)	$—	$—	$—	$(1)	$—

	22	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair value measurements are performed for risk management assets and liabilities and are discussed further in Note 21. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

As at June 30, 2015	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$390	$—	$390	$(60)	$330
Long-term	—	14	—	14	(3)	11
Risk Management Liabilities
Current	—	82	4	86	(60)	26
Long-term	—	12	6	18	(3)	15

As at December 31, 2014	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$718	$—	$718	$(11)	$707
Long-term	—	67	—	67	(2)	65
Risk Management Liabilities
Current	6	14	11	31	(11)	20
Long-term	—	2	7	9	(2)	7

(1)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

	23	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Fair Value Measurements (continued)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2018. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

As at June 30, 2015, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose.

A summary of changes in Level 3 fair value measurements for the six months ended June 30 is presented below:

	Risk Management
	2015	2014
Balance, Beginning of Year	$(18)	$(7)
Total Gains (Losses)	—	(3)
Purchases and Settlements:
Purchases	—	—
Settlements	8	4
Transfers in and out of Level 3	—	—

Balance, End of Period	$(10)	$(6)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$3	$—

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	As at June 30, 2015	As at December 31, 2014
Risk Management—Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$ 44.50 - $56.96	$ 40.70 - $48.50

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $6 million ($5 million as at December 31, 2014) increase or decrease to net risk management assets and liabilities.

	24	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

21. Financial Instruments and Risk Management

A) Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 20 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at June 30, 2015	As at December 31, 2014
Risk Management Assets
Current	$330	$707
Long-term	11	65

	341	772

Risk Management Liabilities
Current	26	20
Long-term	15	7

	41	27

Net Risk Management Assets	$300	$745

Commodity Price Positions as at June 30, 2015

	Notional Volumes	Term	Average Price			Fair Value
Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,000 MMcf/d	2015	4.29	US$	/Mcf	$255
Basis Contracts (1)		2015-2018				54
Other Financial Positions						—

Natural Gas Fair Value Position						309

Crude Oil Contracts
Fixed Price Contracts
WTI Fixed Price	59.4 Mbbls/d	2015	61.96	US$	/bbl	17
WTI Fixed Price	38.0 Mbbls/d	2016	62.83	US$	/bbl	11
Basis Contracts (2)		2015-2016				(27)

Crude Oil Fair Value Position						1

Power Purchase Contracts
Fair Value Position						(10)

Total Fair Value Position						$300

(1)	Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices. These basis swaps are priced using differentials determined as a percentage of NYMEX.
(2)	Encana has entered into swaps to protect against widening Brent and Midland differentials to WTI. These basis swaps are priced using fixed price differentials.

	25	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

21. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Revenues, Net of Royalties	$164	$(99)	$409	$(239)
Transportation and Processing	(3)	(3)	(8)	(4)

Gain (Loss) on Risk Management	$161	$(102)	$401	$(243)

	Unrealized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Revenues, Net of Royalties	$(293)	$7	$(421)	$(277)
Transportation and Processing	15	2	7	1

Gain (Loss) on Risk Management	$(278)	$9	$(414)	$(276)

Reconciliation of Unrealized Risk Management Positions from January 1 to June 30

	2015		2014
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$745
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(13)	$(13)	$(519)
Settlement of Athlon Crude Oil Contracts from Business Combination	(31)
Fair Value of Contracts Realized During the Period	(401)	(401)	243

Fair Value of Contracts, End of Period	$300	$(414)	$(276)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas—To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil—To partially mitigate against crude oil commodity price risk including widening price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power—The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

	26	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

21. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings for the six months ended June 30 as follows:

	2015		2014
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural Gas Price	$(39)	$39	$(300)	$300
Crude Oil Price	(150)	150	(48)	48
Power Price	6	(6)	7	(7)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at June 30, 2015, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at June 30, 2015, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at June 30, 2015, approximately 88 percent (94 percent as at December 31, 2014) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at June 30, 2015, Encana had four counterparties (three counterparties as at December 31, 2014) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at June 30, 2015, these counterparties accounted for 20 percent, 18 percent, 16 percent and 10 percent (16 percent, 16 percent and 15 percent as at December 31, 2014) of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt and equity capital markets. As at June 30, 2015, the Company had committed revolving bank credit facilities totaling $3.8 billion which include C$3.5 billion ($2.8 billion) on a revolving bank credit facility for Encana and $1.0 billion on a revolving bank credit facility for a U.S. subsidiary, the latter of which remains unused. Of the C$3.5 billion ($2.8 billion) revolving bank credit facility, $1.4 billion was fully supporting the U.S. Commercial Paper Program and $1.4 billion remained unused.

Encana also has accessible capacity under a shelf prospectus for up to $4.9 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue debt and/or equity securities in Canada and/or the U.S. The shelf prospectus expires in July 2016.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

	27	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

21. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$1,744	$—	$—	$—	$—	$1,744
Risk Management Liabilities	26	15	—	—	—	41
Long-Term Debt (1)	306	612	2,466	1,599	6,271	11,254

(1)	Principal and interest.

Included in Encana’s long-term debt obligations of $11,254 million at June 30, 2015 are $1,397 million in principal obligations for revolving credit and term loan borrowings related to U.S. Commercial Paper. These amounts are fully supported and Management expects they will continue to be supported by revolving credit facilities that have no repayment requirements within the next year. The revolving credit facilities are fully revolving for a period of up to five years. Based on the current maturity dates of the credit facilities, these amounts are included in cash outflows for the period disclosed as 4 - 5 Years. Further information on Long-Term Debt is contained in Note 10.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

As at June 30, 2015, Encana had $6.1 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure. As at December 31, 2014, Encana had $6.7 billion in debt that was subject to foreign exchange exposure and $0.6 billion that was not subject to foreign exchange exposure. To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange derivaties. There were no foreign exchange derivatives outstanding as at June 30, 2015.

Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on the translation and settlement of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada, foreign exchange gains and losses on the translation and settlement of foreign denominated intercompany balances and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $50 million change in foreign exchange (gain) loss as at June 30, 2015 (2014 - $46 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at June 30, 2015.

As at June 30, 2015, the Company had floating rate debt of $1,397 million. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was $10 million (2014 - nil).

	28	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$

Second quarter report

for the period ended June 30, 2015

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

22. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at June 30, 2015:

	Expected Future Payments
(undiscounted)	2015	2016	2017	2018	2019	Thereafter	Total
Transportation and Processing	$427	$817	$800	$816	$697	$3,253	$6,810
Drilling and Field Services	125	136	102	51	15	16	445
Operating Leases	18	30	25	24	11	24	132

Total	$570	$983	$927	$891	$723	$3,293	$7,387

Included within transportation and processing in the table above are certain commitments associated with midstream service agreements with VMLP as described in Note 16.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

	29	Notes to Condensed Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$